WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

September 24, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K
Amended August 23, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 1, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above.

1.	Regarding your response to prior comment 1:

•
Please expand your response to the first bullet point of prior comment 1 substantially to explain fully how the delivery of 20% of Belmont's position to the Barbers serves to "cancel the free-trading shares held" by the Barbers and replaces them with restricted shares. Include in your response what you mean by "free-trading" shares, how and when the Barbers acquired such shares, and how the transaction resulted in the cancellation of those shares.

Geoffrey Kruczek
Securities and Exchange Commission
September 24, 2010

Response:  We expand our response to the first bullet point of prior comment 1 to explain that the 972,000 shares of WES common stock that the Barbers sold to Belmont were free-trading shares.  By “free-trading,” we mean free from any restrictions on transfer under Section 5 of the Securities Act.  The 20% delivery was to be of shares that were newly issued and restricted from transfer without registration under Section 5 of the Securities Act or an exemption from such registration.  The transaction resulted in the cancellation of the 972,000 shares because subsequent to the transaction, on November 23, 2009, the 972,000 shares held by Belmont were “retired” according to a transaction journal provided by Pacific Stock Transfer, the Company’s transfer agent.

We have gathered as much information as possible with regards to how and when the Barbers acquired the aggregate 972,000 shares they sold to Belmont by reviewing our files; corresponding with Sanford Barber and Belmont; reviewing reports generated by Pacific Stock Transfer (our current transfer agent), Island Stock Transfer (our prior transfer agent), and Action Stock Transfer Corp. (our transfer agent prior to Island Stock Transfer); and reviewing public filings with the Commission prior to when the current members of WES’ management were appointed into office.  Our records and a registration statement on Form SB-2 (File No. 333-141022) filed with the Commission indicate that Mr. Barber acquired 45 shares of WES’ common stock on January 4, 2006 in a private sale from William Snell, an original shareholder of the Company since its formation and a former officer and director.  The Company issued Mr. Barber an additional 405 shares of common stock on September 6, 2006 as a result of a 10:1 forward stock split. On September 28, 2006, Mr. Barber acquired an additional 31,950 shares of common stock from the Company in a financing transaction for a purchase price of $0.01 per share.  On December 6, 2006, the Company issued Mr. Barber an additional 615,600 shares as a result of a 20:1 forward stock split.  The registration statement on Form SB-2 (File No. 333-141022) discloses that Carol Barber purchased 300 shares from the Company in a financing transaction for total consideration of $3.00.   Our records indicate such purchase occurred on October 27, 2006, and that the Company issued Mrs. Barber an additional 5,700 shares of common stock on December 6, 2006 as a result of a 20:1 forward stock split.  The information in this paragraph accounts for 654,000 of the 972,000 shares.

After correspondence with Mr. Barber, we understand that the Barbers collectively held 654,000 shares of our common stock while four (4) other individuals who are former officers and directors of the Company held 318,000 in the aggregate immediately prior to the sale of 972,000 shares from the Barbers to Belmont, which holdings are shown on a shareholder list as of February 9, 2009 that was generated by Island Stock Transfer.  After correspondence with Belmont, we understand that the Barbers and the four (4) individuals collectively delivered their stock certificates representing the aggregate 972,000 shares of our common stock, which shares represented the shares sold by the Barbers to Belmont under the July 2009 purchase agreement.  These transfers are shown on a transfer report for the period January 1, 2009 through August 20, 2009 generated by Action Stock Transfer.  We were told by both Mr. Barber and Belmont that the July 2009 purchase agreement signed by the Barbers as the “seller” in the transaction is the only purchase agreement that exists for the 972,000 shares sold to Belmont.  We could not gather sufficient information to respond as to how the Barbers acquired the remaining 318,000 of the 972,000 shares they sold to Belmont.

Geoffrey Kruczek
Securities and Exchange Commission
September 24, 2010

•
Refer to the second paragraph of your response to the third bullet point. Please tell us where and how WES Consulting's Forms 10-Q reflect the issuance of the 750,000 shares to Belmont according to the September 2, 2009 agreement that is disclosed in WES Consulting's Form 8-K filed October 8, 2009.

Response:  WES Consulting’s Form 10-Q for the quarter ended September 30, 2009, which was originally filed with the Commission on November 18, 2009 and amended on February 22, 2010, reflects the 750,000 shares in Note A to the financial statements, on page 10 in the “Management’s Discussion and Analysis or Plan of Operation” section, and on page 11 in the “Unregistered Shares of Equity Securities and Use of Proceeds” section.  Each number of shares of common stock reported as issued and outstanding in that Form 10-Q and subsequent Forms 10-Q for the quarters ended December 31, 2009 (filed on February 19, 2010) and March 31, 2010 (filed on May 14, 2010) also reflect the issuance of the 750,000 shares.

•
Please tell us the authority on which you rely for your statement in your response to the last bullet point that, merely because a registrant does not act upon shareholder approval, it need not comply with Regulation 14A or 14C when it obtained that approval. If your position is not consistent with applicable authority, please provide us your analysis of the materiality of the risk of claims resulting from any failure to comply with applicable rules in connection with the shareholder action mentioned in the attachments to Exhibit 10.1 to the amended Form 8-K filed on May 3, 2010.

Response:  We base such statement on our interpretation of Rule 14c-2(a)(1) of the Exchange Act, which requires a registrant to file an information statement in connection with “the taking of corporate action by the written authorization or consent of security holders.”  WES Consulting took the corporate actions on the approval of the Board of Directors, rather than on the approval of the majority shareholder who held 81% of WES Consulting’s voting stock although WES Consulting did obtain the written consent of the majority shareholder for those actions.  Thus, we believe that Rule 14c-2(a)(1) does not apply to those actions.

We will, however, include a risk factor in future filings by WES Consulting that is substantially in the following form:

Geoffrey Kruczek
Securities and Exchange Commission
September 24, 2010

On September 2, 2009, the then-majority shareholder consented in writing to certain actions, which were also approved by our Board of Directors.  We did not file and deliver an information statement for such actions to the non-consenting shareholders, which may subject us to claims from shareholders and governmental agencies under state or federal law.

On September 2, 2009, the then-majority shareholder consented in writing to (i) the Company entering into a Common Stock Purchase Agreement with Belmont Partners, LLC and Liberator, Inc. for the sale of 972,000 shares of our common stock from Belmont Partners, LLC to Liberator, Inc.; (ii) the transfer of such 972,000 shares of common stock from Belmont Partners, LLC to Liberator, Inc., and (iii) the nomination of Louis S. Friedman as the director, President, and Secretary of the Company.  Such actions were also approved by our Board of Directors on September 2, 2009, and the Board elected and appointed Mr. Friedman as a director and as our President and Secretary on September 2, 2009.  We did not file and deliver an information statement to the non-consenting shareholders comprising approximately 19% of the outstanding voting stock, which may subject us to claims from shareholders and governmental agencies under state or federal law.  Such claims could further subject us to SEC investigations, enforcement actions, and civil penalties.  To our knowledge, no shareholder or governmental agency has filed or threatened a claim against us on these grounds, but there is no assurance that we will avoid such a claim in the future.  We could incur financial loss by the expense of defending civil lawsuits from shareholders and any judgment awards issued from such lawsuits.  Any potential loss from claims from shareholders and governmental agencies could adversely affect our business.

2.	Please reconcile the number of preferred shares outstanding as reflected in WES Consulting's latest balance sheet with your response to prior comment 3.

Response:  WES Consulting’s latest balance sheet inaccurately reports that we had Series A Convertible Preferred Stock authorized, issued, and outstanding for the date of such balance sheet.  With our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, we will file balance sheets as of June 30, 2010 and 2009 that accurately caption the Series A Preferred Stock, and the consolidated financial statements as of June 30, 2009 will be restated with a $167,880 reduction in additional interest expense on the Series A Preferred Stock.

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Geoffrey Kruczek
Securities and Exchange Commission
September 24, 2010

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

During a telephone conversation with the Staff on September 15, 2010, we were asked to provide a response as to whether shares of Liberator’s common stock issued and outstanding immediately prior to the merger with WES Consulting (“Liberator Shares”) have been exchanged for shares of WES Consulting’s common stock (“Exchange Shares”).  As of October 19, 2009, the closing date of the merger, all the Liberator Shares had been exchanged for the Exchange Shares on the books and records of WES Consulting. Immediately after the merger, certificates representing Liberator Shares held by 3 former Liberator shareholders were exchanged in physical form for certificates representing Exchange Shares, and the remaining stock certificates representing the Liberator Shares were physically exchanged for stock certificates representing the Exchange Shares on September 21, 2010.  The reason for the delay in exchange of all Liberator Shares in physical form was a misunderstanding by the Company of when the transfer agent would be able to exchange the certificates as the Company believed it needed to wait until it met the information statement requirements for the merger and name change when, in fact, the transfer agent was able to exchange the certificates upon filing of the certificate of merger, which was filed on October 21, 2009.  Further, the Company believed it to be more efficient to effect the physical exchange once with new certificates reflecting WES’ name change to “Liberator, Inc.” rather than exchanging once for the merger and again for the name change. Submitted herewith is a written statement from Pacific Stock Transfer confirming that all Liberator Shares have been exchanged for WES Consulting in physical form.

We deem the physical exchange of Liberator stock certificates for WES stock certificates to be a formality that did not affect closing of the merger between WES and Liberator.  The physical exchange of shares was a condition to closing at the option of Liberator, and Liberator did not require it at closing.  The Boards of both entities approved the merger on October 19, 2009, the former Liberator shareholders submitted their stock certificates, all consideration was provided, all closing conditions were met, and Certificates of Merger were filed in Nevada, Liberator’s state of incorporation, on October 20, 2009, and in Florida, WES’ state of incorporation, on October 21, 2009.  After the closing of the merger on October 19, 2009, all stock certificates representing Liberator Shares were deemed Exchange Shares, even if the certificates were not physically exchanged, due to the merger; the holders of certificates representing Liberator Shares were entitled to and owned the Exchange Shares post-merger. The delay in exchanging the certificates also did not constitute a default under the merger agreement.

On March 12, 2010, we mailed to all former Liberator shareholders a letter describing the merger.  In that letter, we stated instructions on how a particular shareholder could have their Liberator stock certificate exchanged for a WES stock certificate.  The letter was filed as an exhibit to WES’ Form 8-K filed on March 11, 2010.  The Company’s intention was to simply exchange the Liberator stock certificates in physical form once WES’ name change was effected.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer

Pacific Stock Transfer Company	Tel 702.361.3033 Fax 702.433.1979 www.pacificstocktransfer.com 4045 S. Spencer Street, Suite 403 Las Vegas, NV 89119

September 21, 2010

To whom it may concern,

As per your request, we duly confirm that all of the stock certificates representing shares of Liberator, Inc. have been exchanged for stock certificates representing shares in WES Consulting, resulting in WES Consulting now having a total outstanding of 63,182,647 shares post merger.

If you have need of any additional information please feel free to contact us.

Sincerely,

/s/ Beth Looker
Beth Looker,
Client Services Supervisor